ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180289
Dated October 1, 2012

Optimization

HSBC USA Inc. Buffered Return Optimization Securities
Linked to the iShares® MSCI Emerging Markets Index Fund due on or about October 31, 2014

Investment Description

These Buffered Return Optimization Securities Linked to the iShares® MSCI Emerging Markets Index Fund (the "Index Fund") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities". The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Fund Return is positive, HSBC will repay the Principal Amount at maturity plus pay a return equal to the Multiplier of 2.00 times the Index Fund Return, up to the Maximum Gain, which will be set on the Trade Date and is expected to be between 21.00% and 26.00%. If the Index Fund Return is zero or negative but the Index Fund's percentage decline is less than or equal to the 10% Buffer, HSBC will repay the full Principal Amount at maturity. However, if the Index Fund Return is negative and the Index Fund's percentage decline is more than the 10% Buffer, HSBC will pay less than the full Principal Amount at maturity, resulting in a loss of principal to investors that is equal to the Index Fund's decline in excess of 10%. **Investing in the Securities involves significant risks. HSBC will not pay any interest on the Securities. You may lose up to 90% of your Principal Amount if the Index Fund Return is less than -10%. The downside market exposure to the Index Fund is buffered only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Enhanced Growth Potential:** At maturity, the Securities enhance any positive Index Fund Return up to the Maximum Gain. If the Index Fund Return is negative, investors may be exposed to the negative Index Fund Return at maturity subject to the Buffer.

❑ **Buffered Downside Market Exposure:** If the Index Fund Return is zero or negative, but the Index Fund's percentage decline is less than or equal to the 10% Buffer, HSBC will repay the full Principal Amount at maturity. However, if the Index Fund Return is negative and the Index Fund's decline is more than the 10% Buffer, HSBC will pay less than the full Principal Amount at maturity resulting in a loss of principal that is equal to the Index Fund's decline in excess of 10%. Accordingly, you could lose up to 90% of the Principal Amount. The downside market exposure to the Index Fund is buffered only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	October 26, 2012
Settlement Date	October 31, 2012
Final Valuation Date[2]	October 27, 2014
Maturity Date[2]	October 31, 2014

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUND, SUBJECT TO THE BUFFER, WHICH CAN RESULT IN A LOSS OF UP TO 90% OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 7 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-2 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC USA Inc. is offering Buffered Return Optimization Securities Linked to the iShares® MSCI Emerging Markets Index Fund. The return on the Principal Amount is subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the Trade Date. The Securities are offered at a minimum investment of 100 Securities at the price to public described below. The indicative Maximum Gain range for the Securities is listed below. The actual Maximum Gain and Initial Price for the Securities will be determined on the Trade Date.

Underlying Index Fund	Multiplier	Maximum Gain	Buffer	Initial Price	CUSIP	ISIN
iShares® MSCI Emerging Markets Index Fund	2.00	21.00% to 26.00%	10%	•	40433T802	US40433T8027

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. **The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying ETF Underlying Supplement dated March 22, 2012 and the terms set forth herein.**

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying ETF Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 for a description of the distribution arrangement.

	Price to Public(1)	Underwriting Discount(1)	Proceeds to Us
Per Security	$10.00	$0.20	$9.80
Total	•	•	•

(1) UBS Financial Services Inc. will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.80 per Security, and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one offering linked to the Index Fund identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to the Index Fund. Although this offering relates to the Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the ETF Underlying Supplement dated March 22, 2012, the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC has filed a registration statement (including the ETF Underlying Supplement, a prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to "HSBC", "we", "the issuer", "us" and "our" are to HSBC USA Inc. References to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 22, 2012, references to "prospectus supplement" mean the prospectus supplement dated March 22, 2012 and references to "accompanying prospectus" mean the HSBC prospectus dated March 22, 2012.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your Principal Amount.

♦ You can tolerate the loss of up to 90% of your Principal Amount and you are willing to make an investment that has similar downside market risk as an investment in the Index Fund, subject to the Buffer at maturity.

♦ You believe the Index Fund will appreciate over the term of the Securities and that the appreciation is unlikely to exceed the Maximum Gain.

♦ You understand and accept that your potential return is limited by the Maximum Gain and you would be willing to invest in the Securities if the Maximum Gain were set equal to the bottom of the indicated range of between 21.00% and 26.00% (the actual Maximum Gain will be determined on the Trade Date).

♦ You are willing to hold the Securities to maturity, a term of two years, and accept that there may be little or no secondary market for the Securities.

♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating..

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index Fund.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you including any repayment of your principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 90% of your Principal Amount.

♦ You cannot tolerate the loss of up to 90% of your Principal Amount and you are not willing to make an investment that has similar downside market risk as an investment in the Index Fund, subject to the Buffer at maturity.

♦ You seek an investment that provides a full return of principal at maturity.

♦ You believe that the price of the Index Fund will decline during the term of the Securities, or you believe the Index Fund will appreciate over the term of the Securities by a percentage that exceeds the Maximum Gain.

♦ You seek an investment that has unlimited return potential without a cap on appreciation.

♦ You would be unwilling to invest in the Securities if the Maximum Gain were set equal to the bottom of the indicated range of between 21.00% and 26.00% (the actual Maximum Gain will be determined on the Trade Date).

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from this investment or prefer to receive the dividends paid on the Index Fund.

♦ You are unable or unwilling to hold the Securities to maturity, a term of two years, or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 7 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the accompanying prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security for brokerage account holders; $9.80 per Security for certain advisory account holders.
Principal Amount	$10 per Security. The Payment at Maturity will be based on the Principal Amount per Security.
Term	Approximately 2 years
Trade Date[1]	October 26, 2012
Settlement Date[1]	October 31, 2012
Final Valuation Date	October 27, 2014, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement
Maturity Date	October 31, 2014, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement
Index Fund	iShares® MSCI Emerging Markets Index Fund ("EEM")
Payment at Maturity (per $10 Principal Amount Security)[2]	You will receive a cash payment at maturity linked to the performance of the Index Fund during the term of the Securities. **If the Index Fund Return is greater than zero**, HSBC will pay you an amount equal to the lesser of: (A) $10 + ($10 × Index Fund Return × Multiplier); and (B) $10 + ($10 × Maximum Gain). **If the Index Fund Return is zero or negative, but the Index Fund's percentage decline is not more than the Buffer,** HSBC will pay you the $10 Principal Amount. **If the Index Fund Return is negative and the Index Fund's percentage decline is more than the Buffer,** HSBC will pay you an amount calculated as follows: $10 + [$10 × (Index Fund Return + Buffer)] ***In this case you will be exposed to the negative Index Fund Return in excess of the Buffer and you could lose up to 90% of your Principal Amount.***
Multiplier	2.00
Maximum Gain	Between 21.00% and 26.00%. The actual Maximum Gain will be determined on the Trade Date.
Buffer	10%
Index Fund Return	Final Price – Initial Price / Initial Price
Initial Price	The Official Closing Price of the Index Fund on the Trade Date.
Final Price	The Official Closing Price on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "EEM UP <EQUITY>"or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP / ISIN	40433T802 / US40433T8027
Calculation Agent	HSBC USA Inc. or one of its affiliates.

Index Fund Return = $\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$



Investment Timeline

Trade Date

The Initial Price is determined. The Maximum Gain is set.

Maturity Date

The Final Price and Index Fund Return are determined as of the Final Valuation Date.

If the Index Fund Return is positive, HSBC will pay you a cash payment per Security that provides you with your $10 Principal Amount plus a return equal to the Index Fund Return *multiplied* by the Multiplier, subject to the Maximum Gain. Your payment at maturity per $10.00 Principal Amount Security will be equal to the lesser of:

(A) $10 + ($10 × Index Fund Return × Multiplier); and
(B) $10 + ($10 × Maximum Gain).

If the Index Fund Return is between 0.00% and -10.00%, inclusive, HSBC will pay you a cash payment of $10.00 per $10.00 Security.

If the Index Fund Return is less than -10.00%, HSBC will pay you a cash payment that will be less than your Principal Amount of $10.00 per Security, resulting in a loss of principal that is equal to the percentage decline of the Index Fund in excess of the Buffer, and equal to:

$10.00 + [$10.00 x (Index Fund Return + Buffer)]

Under these circumstances, you could lose up to 90% of the Principal Amount of your Securities depending on how much the price of the Index Fund decreases over the term of the Securities.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 90% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

[1] that the stated term of the Securities remains the same.
[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

- **Your Investment in the Securities May Result in a Loss:** The Securities differ from ordinary debt securities in that HSBC is not necessarily obligated to repay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. If the Index Fund Return is negative and the Index Fund's percentage decline is more than 10%, HSBC will pay you less than the Principal Amount at maturity, resulting in a loss of principal equal to the negative Index Fund Return in excess of the 10% Buffer. Accordingly, you could lose up to 90% of the Principal Amount of the Securities.

- **Downside Market Exposure is Buffered Only if You Hold the Securities to Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities in the secondary market, you may have to sell them at a loss even if the price of the Index Fund has not declined by more than the Buffer.

- **The Multiplier Applies Only if You Hold the Securities to Maturity**: You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Index Fund's return even if such return is positive and when magnified by the Multiplier does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the potential Maximum Gain on the Principal Amount from HSBC only if you hold your Securities to maturity.

- **Maximum Gain:** You will not participate in any increase in the price of the Index Fund (as magnified by the Multiplier) beyond the Maximum Gain that will be between 21.00% and 26.00% (to be determined on the Trade Date), which could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE PRINCIPAL AMOUNT GREATER THAN THE MAXIMUM GAIN**. As a result, your return on the Securities is limited and could be less than a direct investment in the Index Fund.

- **No Interest Payments:** HSBC will not make any interest payments with respect to the Securities.

- **The Securities Are Subject to the Credit Risk of the Issuer:** The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

- **The Securities Lack Liquidity:** The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. The price, if any, will exclude any fees or commissions paid by brokerage account holders when the Securities were purchased and therefore will generally be lower than such purchase price.

- **Owning the Securities Is Not the Same as Owning the Index Fund or the Stocks Comprising the Index Fund's Underlying Index**: The return on your Securities may not reflect the return you would realize if you actually owned the Index Fund or stocks included in the Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Index Fund or the stocks included in the Index Fund would have.

- **Price Prior to Maturity:** The market price of the Securities will be influenced by many factors including the price of the Index Fund, volatilities, dividends, the time remaining to maturity of the Securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

- **There Is Limited Anti-Dilution Protection**: For certain events affecting the Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action which affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Index Fund, the market price of the securities and the Payment at Maturity may be materially and adversely affected.

- **An Index Fund and its Underlying Index Are Different**: The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

- **The Index Fund is Subject to Management Risk**: The Index Fund is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate the underlying index.

Therefore, unless a specific security is removed from the underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

♦ **The Securities are Subject to Risks Associated with Foreign Securities Markets:** Because foreign companies or foreign equity securities held by the Index Fund may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦ **The Securities are Subject to Emerging Markets Risk:** Investments in securities linked directly or indirectly to emerging market equity securities, such as the Index Fund, involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Securities are highly susceptible, before making a decision to invest in the Securities.

♦ **Exchange Rate Risk:** Because the Index Fund will hold stocks denominated in foreign currencies, changes in currency exchange rates may negatively impact the return. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns to the Index Fund.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price:** Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the stocks held by the Index Fund or in shares of the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the stocks held by the Index Fund or shares of the Index Fund, may adversely affect the market value of the stocks held by the Index Fund or shares of the Index Fund, and, therefore, the market value of the Securities.

♦ **Impact of Fees and Hedging Costs on Secondary Market Prices:** Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes and the secondary market prices are likely to exclude hedging costs, or for brokerage account holders, commissions and other compensation paid with respect to the Securities.

♦ **Potential Conflict of Interest:** HSBC and its affiliates may engage in business with the issuers of the stocks comprising an underlying index, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, who is the issuer of the Securities, will determine the Payment at Maturity based on the observed Final Price. The Calculation Agent can postpone the determination of the Final Price or the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates:** HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks included in the underlying index or the price of the Index Fund, and, therefore, the market value of the Securities.

♦ **The Securities Are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction**: The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you could lose your entire investment.

♦ **Uncertain Tax Treatment:** Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities" beginning on page 9.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to the Initial Price. We cannot predict the Final Price or the Official Closing Price of the Index Fund on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Principal Amount of Securities. The scenario analysis provides different hypothetical returns depending on the purchase price of the Securities.

The following scenario analysis and examples assume an Initial Price of $40.00 and a Maximum Gain of 23.50% (the actual Initial Price and Maximum Gain will be determined on the Trade Date), and reflect the Multiplier of 2.00 and the Buffer of 10.00%.

Example 1 — **The price of the Index Fund increases from an Initial Price of $40.00 to a Final Price of $42.00.** The Index Fund Return is calculated as follows:

$$($42.00 - $40.00) / $40.00 = 5.00\%$$

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

(A) $10.00 + ($10.00 × Index Fund Return × Multiplier), and

(B) $10.00 + ($10.00 × Maximum Gain)

= the lesser of (A) $10.00 + ($10.00 × 5.00% × 2.00) and (B) $10.00 + ($10.00 × 23.50%)

= the lesser of (A) $10.00 + ($10.00 × 10.00%) and (B) $10.00 + ($10.00 × 23.50%)

=$10.00 + ($10.00 × 10.00%)

=$10.00 + $1.00

=$11.00

Because the Index Fund Return of 5.00% multiplied by the Multiplier is less than the hypothetical Maximum Gain of 23.50%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you $11.00, resulting in a total return on the Securities of 10.00% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 12.24% for purchases by advisory accounts at $9.80 per $10.00 Principal Amount

Example 2 — **The price of the Index Fund increases from an Initial Price of $40.00 to a Final Price of $48.00.** The Index Fund Return is calculated as follows:

$$($48.00 - $40.00) / $40.00 = 20.00\%$$

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10.00 Principal Amount of Securities is calculated as the lesser of:

(A) $10.00 + ($10.00 × Index Fund Return × Multiplier), and

(B) $10.00 + ($10.00 × Maximum Gain)

= the lesser of (A) $10.00 + ($10.00 × 20.00% × 2.00) and (B) $10.00 + ($10.00 × 23.50%)

= the lesser of (A) $10.00 + ($10.00 × 40.00%) and (B) $10.00 + ($10.00 × 23.50%)

=$10.00 + ($10.00 × 23.50%)

=$10.00 + $2.35

=$12.35

Because the Index Fund Return of 20.00% multiplied by the Multiplier is greater than the hypothetical Maximum Gain of 23.50%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you $12.35, the maximum payment on the Securities, resulting in a total return on the Securities of 23.50% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 26.02% for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Example 3 — **The price of the Index Fund decreases from an Initial Price of $40.00 to a Final Price of $38.00.** The Index Fund Return is calculated as follows:

$$($38.00 - $40.00) / $40.00 = -5.00\%$$

Because the Index Fund Return is negative, but the Index Fund's percentage decline of 5% is less than the Buffer of 10%, at maturity, for each $10.00 Principal Amount of Securities, HSBC will pay you the $10.00 Principal Amount, resulting in a zero percent return for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and a 2.04% return for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Example 4 — **The level of the Index Fund decreases from an Initial Price of $40.00 to a Final Price of $32.00.** The Index Fund Return is calculated as follows:

$$($32.00 - $40.00) / $40.00 = -20.00\%$$

Because the Index Fund Return is negative and the Index Fund's percentage decline of 20% is more than the Buffer of 10%, at maturity, for each $10.00 Principal Amount of Securities HSBC will pay you an amount equal to the Principal Amount reduced by 1% for every 1% by which the Index Fund's percentage decline exceeds the Buffer, and the Payment at Maturity is calculated as follows:

$10.00 + [$10.00 × (Index Fund Return + Buffer Amount)]

=$10.00 + [$10.00 × (-20.00% + 10.00%)]

=$10.00 + [$10.00 × -10.00%]

=$10.00 - $1.00

=$9.00

In this scenario, the total loss on the Securities is 10.00% for purchases by brokerage accounts at $10.00 per $10.00 Principal Amount and 8.16% for purchases by advisory accounts at $9.80 per $10.00 Principal Amount.

Hypothetical Final Price	Hypothetical Index Fund Return	Multiplier	Hypothetical Payment at Maturity	Hypothetical Return on Securities Purchased at $10.00 (1)	Hypothetical Return on Securities Purchased at $9.80 by Advisory Accounts(2)
$80.00	100.00%	2.00	$12.35	23.50%	26.02%
$76.00	90.00%	2.00	$12.35	23.50%	26.02%
$72.00	80.00%	2.00	$12.35	23.50%	26.02%
$68.00	70.00%	2.00	$12.35	23.50%	26.02%
$64.00	60.00%	2.00	$12.35	23.50%	26.02%
$60.00	50.00%	2.00	$12.35	23.50%	26.02%
$56.00	40.00%	2.00	$12.35	23.50%	26.02%
$52.00	30.00%	2.00	$12.35	23.50%	26.02%
$48.00	20.00%	2.00	$12.35	23.50%	26.02%
$44.70	11.75%	2.00	$12.35	23.50%	26.02%
$44.00	10.00%	2.00	$12.00	20.00%	22.49%
$42.00	5.00%	2.00	$11.00	10.00%	12.24%
$41.00	2.50%	2.00	$10.50	5.00%	7.14%
$40.00	0.00%	N/A	$10.00	0.00%	2.04%
$39.00	-2.50%	N/A	$10.00	0.00%	2.04%
$38.00	-5.00%	N/A	$10.00	0.00%	2.04%
$36.00	-10.00%	N/A	$10.00	0.00%	2.04%
$32.00	-20.00%	N/A	$9.00	-10.00%	-8.16%
$28.00	-30.00%	N/A	$8.00	-20.00%	-18.37%
$24.00	-40.00%	N/A	$7.00	-30.00%	-28.57%
$20.00	-50.00%	N/A	$6.00	-40.00%	-38.76%
$16.00	-60.00%	N/A	$5.00	-50.00%	-48.98%
$12.00	-70.00%	N/A	$4.00	-60.00%	-59.18%
$8.00	-80.00%	N/A	$3.00	-70.00%	-69.39%
$4.00	-90.00%	N/A	$2.00	-80.00%	-79.59%
$0.00	-100.00%	N/A	$1.00	-90.00%	-89.80%

(1) This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $10 per Security for all brokerage account holders.

(2) This "Hypothetical Return on Securities" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security to the purchase price of $9.80 per Security, which is the purchase price for investors in advisory accounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this free writing prospectus.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

HSBC will not attempt to ascertain whether any of the entities whose stock is owned by the Index Fund would be treated as a passive foreign investment company ("PFIC") as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Index Fund is or becomes a PFIC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of September 26, 2012, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" on page S-21 of the accompanying ETF Underlying Supplement.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from September 26, 2007 through September 26, 2012 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Index Fund should not be taken as an indication of future performance.



The Official Closing Price for the EEM on September 26, 2012 was $40.93.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$39.85	$34.52	$38.75
4/2/2007	6/29/2007	$44.62	$38.74	$43.82
7/2/2007	9/28/2007	$50.49	$37.15	$49.78
10/1/2007	12/31/2007	$55.83	$47.22	$50.10
1/2/2008	3/31/2008	$50.75	$40.68	$44.79
4/1/2008	6/30/2008	$52.48	$44.43	$45.19
7/1/2008	9/30/2008	$44.76	$30.88	$34.53
10/1/2008	12/31/2008	$34.29	$18.22	$24.97
1/2/2009	3/31/2009	$27.28	$19.87	$24.81
4/1/2009	6/30/2009	$34.88	$24.72	$32.23
7/1/2009	9/30/2009	$39.51	$30.25	$38.91
10/1/2009	12/31/2009	$42.52	$37.30	$41.50
1/4/2010	3/31/2010	$43.47	$35.01	$42.12
4/1/2010	6/30/2010	$44.02	$35.21	$37.32
7/1/2010	9/30/2010	$44.99	$36.76	$44.77
10/1/2010	12/31/2010	$48.62	$44.51	$47.62
1/3/2011	3/31/2011	$48.75	$44.25	$48.69
4/1/2011	6/30/2011	$50.43	$44.77	$47.60
7/1/2011	9/30/2011	$48.63	$34.71	$35.07
10/3/2011	12/30/2011	$43.21	$33.43	$37.94
1/3/2012	3/30/2012	$44.91	$38.21	$42.94
4/2/2012*	6/29/2012	$43.75	$36.58	$39.19
7/2/2012	9/26/2012*	$42.37	$37.42	$40.93

* As of the date of this free writing prospectus available information for the third calendar quarter of 2012 includes data for the period from July 2, 2012 through September 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Index Fund Return. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The price to public for all purchases of Securities in brokerage accounts is $10.00 per Security. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates for distribution of the Securities to such brokerage accounts. The Agent will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.80 per Security, and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints, HSBC (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.